SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                                DECEMBER 31, 2001


                                TABLE OF CONTENTS


                                                                   Page No.

Exhibits                                                              3

Report of Independent Public Accountants                              4

Statements of Net Assets Available for Plan Benefits,
as of  December 31, 2001 and 2000                                     5

Statements of Changes in Net Assets Available for Plan Benefits,
for the year ended December 31, 2001                                  6

Notes to Financial Statements and Schedule                            7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001                                                    14

Signature                                                            16

Consent of Independent Public Accountants                            17

EXHIBITS



A - Consent of Independent Public Accountants.  (Contained herein at Page 17.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Savings Plan Committee of
The Southern Company Employee Savings Plan:


We have audited the accompanying statements of net assets available for benefits of THE Southern Company Employee Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Committee in its capacity as administrator of the Plan. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplemental schedule. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Southern Company Employee Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Arthur Andersen LLP

Atlanta, Georgia
April 26, 2002

                   The Southern Company Employee Savings Plan


                 Statements of net assets available for benefits

                 for the years ended December 31, 2001 and 2000














                                               2001                 2000

CASH                                        $      439,749       $      439,749
                                            --------------       --------------
INVESTMENTS, at fair value                   2,752,526,215        2,784,203,452
                                            --------------       --------------
RECEIVABLES:
    Pending trades                               6,227,564            6,411,796
    Accrued interest                               733,339              616,252
                                            --------------       --------------
                                                 6,960,903            7,028,048
                                            --------------       --------------
NET ASSETS AVAILABLE FOR BENEFITS           $2,759,926,867       $2,791,671,249
                                            ==============       ==============











        The accompanying notes are an integral part of these statements.

                   The Southern Company Employee Savings Plan


            Statement of changes in net assets available for benefits

                      for the year ended December 31, 2001








NET INVESTMENT INCOME (LOSS):
    Dividend income                                             $   95,571,796
    Interest income                                                  6,120,242
    Net depreciation in fair value of investments (Note 3)        (101,257,878)
    Other                                                              262,377
                                                                --------------
              Total net investment income                              696,537
                                                                --------------
CONTRIBUTIONS:
    Participant                                                     95,497,778
    Employer                                                        50,779,717
    Rollovers                                                        1,097,864
                                                                --------------
              Total contributions                                  147,375,359
                                                                --------------
TRANSFER TO PLAN (Note 1)                                           48,656,813
                                                                --------------
TRANSFER FROM PLAN (Note 1)                                        (47,690,121)
                                                                --------------
BENEFITS PAID TO PARTICIPANTS OR BENEFICIARIES                    (180,679,839)
                                                                --------------
ADMINISTRATIVE FEES                                                   (103,131)
                                                                --------------
NET DECREASE                                                       (31,744,382)
                                                                --------------

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                            2,791,671,249
                                                                --------------
    End of year                                                 $2,759,926,867
                                                                ===============



         The accompanying notes are an integral part of this statement.

                   THe Southern Company Employee Savings Plan


                   Notes to financial statements and Schedule

                           December 31, 2001 and 2000



  1.     Description of the plan

The following description of The Southern Company Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by The Southern Company Employee Savings Plan Committee (the "Committee"), as designated in the Plan. Effective January 1, 1999, the Plan was amended to also be an employee stock ownership plan. The Plan covers substantially all employees, certain former employees, and retirees of the following subsidiaries of Southern Company (the "Company"): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Management Development, Inc. (f/k/a Southern Company Energy Solutions, Inc.), Southern Company Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively referred to as the "Employing Companies"). Effective April 2001, Southern Energy Resources, Inc. was removed as an employing company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Mirant Corporation Spin-Off

In early 2001, the Company's board of directors approved the spin-off of Mirant Corporation ("Mirant") (formerly Southern Energy, Inc.) to Southern Company's stockholders. To affect this spin-off, the board of directors declared a dividend consisting of the 272,000,000 shares of Mirant common stock owned by Southern Company to holders of record of Southern Company common stock as of March 21, 2001 (record date). The ratio representing the number of shares of Mirant common stock to be distributed in respect to each share of Southern Company common stock in the spin-off was .397614. Accordingly, each participant in the Plan who held Southern Company shares in his/her account at the close of business on April 2, 2001 (distribution date) received approximately 4/10 of a share of Mirant common stock for each share of Southern Company common stock held.

Mirant shares derived from the Plan and the Southern Company Employee Stock Ownership Plan ("ESOP") were allocated to participant account balances in the Plan. Because the ESOP, by regulatory design, cannot hold shares of any company other than Southern Company, the Mirant shares distributed to the ESOP were transferred to the Plan. Employees who were not in the Plan as of the distribution date but held ESOP shares were automatically enrolled in the Plan in order to hold their Mirant shares derived from the spin-off.

A new investment category, "Mirant Corporation stock fund," was subsequently established in the Plan. Participants with investments held in the Mirant Corporation stock fund will have five years (until July 1, 2006) to liquidate the stock and transfer it into other investment options within the Plan. This investment is considered closed; therefore, no new contributions may be made into this option. The spin-off did not impact the number of Southern Company shares held in participants' accounts. The Company received a private letter ruling from the Internal Revenue Service stating that the distribution of Mirant common stock in connection with the spin-off will be tax-free to the Company and to its common stockholders for federal income tax purposes.

In conjunction with the Mirant spin-off, if a participant was eligible to participate in the Mirant Services Employee Savings Plan ("Mirant Plan") on April 2, 2001, his/her account under the Plan was transferred to the Mirant Plan on May 1, 2001.

Plan Administration

The trustee and record keeper of the Plan are Merrill Lynch Trust Company, FSB (the "Trustee") and Merrill Lynch, Fenner & Smith, Inc., respectively.

Participation and Contributions

Effective January 1, 2001, eligible employees may elect to participate in the Plan immediately after the employee's first day of employment as an eligible employee or as soon as administratively practicable thereafter. Prior to January 1, 2001, participation in the Plan was voluntary after completing 12 months of continuous service.

Participants may elect to contribute, on a pretax or after-tax basis, up to 16% of their eligible compensation, as defined by the Plan. Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may change the percentage of his/her contribution at any time. The change becomes effective immediately and is generally reflected on the participant's next paycheck.

The Employing Companies' contributions ("Employer Matching Contribution") are discretionary and determined by the Company's board of directors on an annual basis. These contributions are made by the Employing Companies in shares of the company stock. A participant may elect at any time on or after the fifth anniversary of his/her enrollment in the Plan to redirect his/her investment in Employer Matching Contributions of up to 50% to any other investment option. On January 14, 2002, the Committee eliminated the five-year participation rule regarding fund transfers from the Employer Matching Contributions. The Committee will address this change through an amendment to the Plan and this will become effective as soon as such changes can be administratively accommodated. For the year ended December 31, 2001, the Employing Companies contributed, on behalf of the participants, an amount equal to 75% of each participant's contribution; however, the match only applied to contributions which did not exceed 6% of his/her eligible compensation. The board of directors reserves the right to discontinue or change the Employer Matching Contribution at any time; however, they have not expressed any intent to do so at the present time.

Participant Accounts and Vesting

Each participant's account is credited his/her contributions, allocations of Employer Matching Contributions, and his/her share of the Plan's income (loss), less any related administrative expenses. Participants are immediately vested in the value of their contributions, Employer Matching Contributions, and actual earnings (losses) thereon.

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her account balance. Only two general-purpose loans and one residential loan may be outstanding concurrently. Loan terms may not be less than 12 months nor more than 58 months for a general-purpose loan or up to 15 years for a residential loan. Loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. Loan repayments are made in substantially equal payroll deductions amortized over the term of the loan. Participants may also elect to repay an outstanding loan in full with a personal check (if less than $500), a cashier's check, or a money order.

Withdrawals and Distributions

Upon retirement, a participant may elect to receive a lump-sum distribution or up to 20 annual installments, provided the installments do not extend beyond the participant's life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. In addition, a participant who has retired, become disabled, or separated from service may elect to leave all his/her funds in the Plan until mandatory distributions begin at age 70 1/2.

Upon termination of employment for any reason, the value of a participant's account can be distributed in a single cash lump sum if one of the following circumstances exists:

         o    the vested amount in the account is $5,000 or less.

         o    the participant elects to receive this type of distribution.

         o the termination of service is due to disability, death, or separation of service from the Employing Companies.

If the distribution is made after a participant's death and a beneficiary was not named or if the beneficiary has predeceased the participant, his/her account will be distributed in preferential order to the following:

         o    his/her surviving spouse.

         o    his/her surviving children (equally).

         o    his/her surviving parents (equally).

         o    his/her surviving brothers and sisters (equally).

         o    his/her executors or administrators.

A participant may elect routine withdrawals from his/her account in the following order:

         o    pre-1987 after-tax contributions (excluding earnings).

         o    other after-tax contributions (including earnings).

         o    roll-over contributions (including earnings).

         o "transferred ESOP account," as defined, provided the Southern Company common stock to which the Mirant stock is attributable has been held in the transferred ESOP account and the Plan for a total of at least two years.

         o if the participant has participated in the Plan for at least 60 months, up to 50% of Employer Matching Contributions.

         o if the participant has not attained age 59 1/2, pretax contributions (excluding earnings for plan years beginning after 1988) if the participant has incurred a financial hardship.

         o if the participant has attained age 59 1/2 or has separated from service, pretax contributions (including earnings).

In order to withdraw pretax contributions, the participant must attain the age of 59 1/2, separate from service, or establish that a financial hardship situation exists.

All distributions will be made in cash; however, a participant may elect to receive Southern Company common stock or Mirant common stock distributions in shares of stock.

Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of Southern Company common stock credited to the participant's account as of the record date of the dividend. The dividends payable on the shares of Southern Company common stock credited to the account of a participant who does not elect to receive a cash distribution shall be invested into the Plan. Payments of the cash distributions for dividends payable shall be made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the plan year, which includes such payable date. A participant's election to receive cash distributions of dividends payable on Southern Company common stock shall be revoked automatically upon his/her death.

Rollovers From Other Plans

An eligible employee who has received a distribution of his/her interest in a qualified retirement plan of a former employer, may elect to deposit all or any portion of the eligible amount of such distribution as a roll-over contribution to the Plan during his/her first 18 months of employment.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right to amend, terminate, or otherwise modify the Plan at any time solely at the discretion of the Company's board of directors. In the event of plan termination, each participant's account shall be distributed to the participant in a nondiscriminatory manner, as soon as practicable.


  2.     Summary of Significant accounting policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Administrative Expenses

The Employing Companies normally pay trustee fees related to the administration of the Plan. Brokerage commissions, transfer taxes, and any other expenses resulting from the purchases and sales of securities are charged to the various investment funds. For Employer Matching Contributions, investment management fees for all investment options except Common Stock are deducted from fund earnings. For pretax and after-tax participant contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust and the Merrill Lynch Equity Index Trust are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

Investments and Income Recognition

Investments in marketable securities are valued at quoted market prices. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund, except for benefit-responsive investment contracts included in the Merrill Lynch Retirement Preservation Trust, which are carried at contract value (cost plus accrued interest), which approximates fair value.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Purchases and sales of investments are recorded on their trade dates. Interest income is accrued as earned; dividends are recorded as income on the ex-dividend date.

Net Depreciation in Fair Value of Investments

Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

  3.     investments

The fair market values of individual assets which represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

                                                            2001               2000

Southern Company common stock--participant-directed      $731,119,632       $861,239,103
Southern Company common stock--nonparticipant-directed    702,944,786        890,728,647
Merrill Lynch Equity Index Trust                          348,046,763        322,553,206
Merrill Lynch Retirement Preservation Trust               223,720,891        174,686,957
Mirant Corporation common stock                           358,182,470                n/a

During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the years) depreciated in value as follows:

        Mutual funds                        $ (38,374,839)
        Common stock                          (25,670,875)
        Common/collective trusts              (37,212,164)
                                            --------------
                      Total                 $(101,257,878)
                                            ==============


  4.     nonparticipant-directed funds

Information about the net assets and the significant components of the changes in net assets relating to Southern Company common stock (nonparticipant-directed investments) as of December 31, 2001 and 2000 and for the year then ended December 31, 2001 are as follows:

                                                                           2001               2000

Net assets:
    Common stock                                                       $ 702,944,786       $890,728,647
                                                                       -------------       ------------
Changes in net assets:
    Contributions                                                      $  50,779,717
    Interest and dividends                                                36,270,857
    Net depreciation in fair value of Southern Company common stock         (583,741)
    Benefits paid to participants                                       (277,307,902)
    Transfers from participant-directed investments                        3,057,208
                                                                       --------------
                                                                       $(187,783,861)
                                                                       ==============

5.       tax status

The Plan received a determination letter dated February 24, 2000 from the Internal Revenue Service which states that the Plan, as amended through December 20, 1999, is in compliance with Section 401(a) and applicable subsections of
Section 410(b) of the Internal Revenue Code as of that date. The Plan has since been amended; however, in the opinion of the Company's management, the Plan is currently operating in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. Accordingly, no provision for income taxes has been made in the accompanying financial statements.


  6.     reconciliation to form 5500

The net assets of the Plan's funds available for benefits at December 31, 2001 and 2000 include $583,756 and $955,834, respectively, for participants who had requested distributions from their accounts but had not yet been paid at year-end. These amounts are reflected as benefit claims payable and are included in benefit payments to participants or beneficiaries in the Form 5500 for the Plan for the years ended December 31, 2001 and 2000. The following table reconciles the Form 5500 to the financial statements as of and for the years ended December 31, 2001 and 2000:



                                                                                      Net Assets Available
                                          Benefits      Distributions                   for Plan Benefits
                                           Payable     to Participants             2001                  2000
                                        ------------   ---------------        --------------        ---------------

Per financial statements                   $      0      $180,679,839         $2,759,926,867         $2,791,671,249
Accrued benefit payments                    583,756           583,756               (583,756)              (955,834)
Reversal of 2000 accrual for
    benefit payments                              0          (955,834)                     0                      0
Per Form 5500                              $583,756      $180,307,761         $2,759,343,111         $2,790,715,415


  7.     subsequent events

Distribution of 2001 Dividends

The Plan was amended to give participants the option to have distributed to them all or a portion of the available dividends earned during 2001 on the Southern Company stock held in their accounts. Payouts were made in March 2002.

Plan Merger

In May 2002, the board of directors approved a resolution to merge the Southern Company Performance Sharing Plan into the Plan.

                                                                     SCHEDULE I
                                                                    Page 1 of 2




                   the southern company employee savings plan


          schedule h, line 4i--schedule of assets (held at end of year)

                                December 31, 2001





    Identity of Issuer, Borrower, Lessor,
 or Similar Party and Description of Investment                  Cost          Current Value
----------------------------------------------------------       ----         ---------------



*MERRILL LYNCH RETIREMENT PRESERVATION TRUST                     (a)          $   223,720,891

*MERRILL LYNCH EQUITY INDEX TRUST (Tier III)                     (a)              348,046,763

*MERRILL LYNCH SMALL CAP VALUE FUND, INC. (Class A)              (a)               79,982,132

*MERRILL LYNCH GLOBAL ALLOCATION FUND, INC. (Class A)            (a)               40,978,117

 BRINSON U.S. EQUITY FUND (Class A)                              (a)                4,510,640

 LOOMIS SAYLES SMALL CAP VALUE FUND (Administrative Class)       (a)                6,626,267

 FRANKLIN SMALL CAP GROWTH FUND (Class A)                        (a)               51,712,413

 DAVIS REAL ESTATE FUND (Class A)                                (a)                4,183,847

 DAVIS NEW YORK VENTURE FUND, INC.  (Class A)                    (a)               41,319,774

 MERCURY HW INTERNATIONAL VALUE FUND (Class I)                   (a)               18,557,616

 PIMCO TOTAL RETURN FUND (Class A)                               (a)               21,964,431

 PUTNAM GROWTH OPPORTUNITIES FUND (Class A)                      (a)               28,653,501

 GOALMANAGER PORTFOLIOS:
    Investment in registered securities:
       Retirement Preservation Trust GoalManager                 (a)                  983,196
       Merrill Lynch Small Cap Value Fund, Inc. GoalManager      (a)                1,922,048
       Brinson U.S. Equity Fund--Class N GoalManager             (a)                3,655,177
       Mercury HW International Value Fund--Class I GoalManager  (a)                3,280,017
       PIMCO Total Return Fund--Class A GoalManager              (a)                4,567,326
       Merrill Lynch Equity Index Trust GoalManager              (a)                4,837,275




    Identity of Issuer, Borrower, Lessor,
 or Similar Party and Description of Investment                  Cost          Current Value
----------------------------------------------------------       ----         ---------------


*LOANS DUE FROM PARTICIPANTS (interest rates vary from
    6.5% to 9.5%                                                  (a)           $   70,777,896

*MIRANT CORPORATION COMMON STOCK                                  (a)              358,182,470

*SOUTHERN COMPANY COMMON STOCK--PARTICIPANT-DIRECTED PORTION      (a)              731,119,632

*SOUTHERN COMPANY COMMON STOCK--NONPARTICIPANT-DIRECTED PORTION $353,605,492       702,944,786
                                                                                --------------
                     Total investments                                          $2,752,526,215
                                                                                ==============





























                  *Represents a party in interest to the Plan.

                            (a) Participant-directed.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                   THE SOUTHERN COMPANY
                                   EMPLOYEE SAVINGS PLAN





                                   /s/G. Edison Holland, Jr.
                                   G. Edison Holland Jr.
                                   Executive Vice President and General Counsel


May 14, 2002

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS











As independent public accountants, we hereby consent to the incorporation by reference of our report dated April 26, 2002, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 2001 into the Plan's previously filed Registration Statement No. 333-44261.



/s/Arthur Andersen LLP

Arthur Andersen LLP



Atlanta, Georgia
May 10, 2002